UNITED STATES                    -----------------------------
    SECURITIES AND EXCHANGE COMMISSION                 OMB APPROVAL
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                                                -----------------------------

                                 SCHEDULE 13D/A
                                (Amendment No. 1)
                   Under the Securities Exchange Act of 1934*

                           PETROLEUM GEO-SERVICES ASA
   --------------------------------------------------------------------------
                                (Name of Issuer)


               Ordinary Shares, Nominal Value NOK5 per Share, and
        American Depositary Shares, Each Representing One Ordinary Share
    -------------------------------------------------------------------------
                         (Title of Class of Securities)


                     716597109 (American Depositary Shares)
  ---------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Michel Ponthus
                         Senior Executive Vice President
                           Finance and Human resources
                           and Chief Financial Officer
                        Compagnie Generale de Geophysique
                               1, rue Leon Migaux
                                   91341 Massy
                                     France
                                (33-1) 64 47 3000
  ----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 18, 2003
 -----------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box:

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.         716597109 (American depositary shares)
--------------------------------------------------------------------------------


------- -----------------------------------------------------------------------
1       NAMES OF REPORTING PERSON
        I.R.S. IDENTIFICATION

       Compagnie Generale de Geophysique           I.R.S. #  Not Applicable
-------------------------------------------------------------------------------
----------- ------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)_
                                                                           (b)_
-------------------------------------------------------------------------------
------- -----------------------------------------------------------------------
3       SEC USE ONLY
-------------------------------------------------------------------------------
------- -----------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC
-------------------------------------------------------------------------------
------- -----------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
------- -----------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Republic of France
------------------------------- --------- --------------------------------------
                 7      SOLE VOTING POWER
                        7,757,400
              --------- --------------------------------------------------------
 NUMBER OF       8      SHARED VOTING POWER
   SHARE                0
BENEFICIALLY --------- ---------------------------------------------------------
OWNED BY EACH    9     SOLE DISPOSITIVE POWER
 REPORTING             7,757,400
PERSON WITH --------- ----------------------------------------------------------

              10      SHARED DISPOSITIVE POWER
                      0
           --------- ----------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        7,757,400
--------------------------------------------------------------------------------
------- ------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)
--------------------------------------------------------------------------------
----------- --------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.5%
--------------------------------------------------------------------------------
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
        CO
------- ------------------------------------------------------------------------

Item 1.  Security and Issuer.

     This Amendment No. 1 amends the statement on Schedule 13D (such schedule as amended being the "Schedule 13D") originally filed on October 4, 2002 and relating to the ordinary shares, nominal value NOK5 per share (the "Shares"), and the American depositary shares, each representing one Share (the "ADSs") and evidenced by American depositary receipts, of Petroleum Geo-Services ASA, a Norwegian allmennaksjeselskap (the "Company"), and is being filed pursuant to Rule 13d-2 of the Exchange Act. The address of the principal executive offices of the Company is Strandveien 4, N-1366 Lysaker, Kingdom of Norway. References herein to Shares include references to ADSs unless the context otherwise requires. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background.

     This statement is being filed by Compagnie Generale de Geophysique, a French societe anonyme (the "Reporting Person"). The list of the executive officers and directors of the Reporting Person attached hereto as Schedule I and incorporated herein by reference contains the following information with respect to each such person: (i) name, (ii) business address, (iii) present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted and (iv) citizenship.

     The Reporting Person is a societe anonyme duly incorporated under the laws of the Republic of France.

     The Reporting Person participates in the oilfield services industry by providing seismic data acquisition, processing and geoscience services and equipment to clients in the oil and gas exploration and production business.

     The address of the principal business and principal office of the Reporting Person is 1, rue Leon Migaux, 91341 Massy, France.

     Neither the Reporting Person nor, to the best of its knowledge, any of the persons named in Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     Neither the Reporting Person nor, to the best of its knowledge, any of the persons named in Schedule I has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source  and  Amount  of  Funds  or Other Consideration.

     No Amendment.

Item 4.  Purpose of Transaction.

     Item 4 is amended to add the following final paragraph:

     As a significant shareholder of the Company since September 26, 2002 with a 7.5% equity stake, the Reporting Person has given its support to the financial restructuring plan as set forth in a Plan Support Agreement dated June 18, 2003. This support is materialized by the participation of the Reporting Person to the group of "supporting shareholders" who have committed to jointly acquire 30% of the post-restructuring equity of the Company for a global amount of $85 million (of which $22 million for the Reporting Person and $60 million for another shareholder of the Company unaffiliated with the Reporting Person). 75% of this 30% tranche will be proposed to the Company's shareholders pro-rata to their share ownership at a date to be determined, therefore potentially reducing the amount guaranteed to the "supporting shareholders" to a minimum 25% of this tranche (corresponding to $5.5 million for the Reporting Person). Upon completion of this process anticipated by fall 2003, the Reporting Person's stake in the Company will therefore be comprised between 2.7% and 8.1%.

Item 5. Interest in Securities of the Issuer.

     (a) No Amendment.

     (b) No amendment.

     (c) No transactions in Shares of the Company were effected during the last sixty days by the Reporting Person or any of the persons set forth in Schedule I.

     (d) No Amendment.

     (e) No Amendment.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

     No Amendment.

Item 7.  Material to be Filed as Exhibits

      Exhibit No.     Description

      10.1 Plan Support Agreement (including the PGS Summary of Proposed Terms for Balance Sheet Restructuring), dated as of June 18, 2003, among the Company and certain of PGS' bank lenders, bondholders and shareholders (including the Reporting Person).

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2003          COMPAGNIE GENERALE DE GEOPHYSIQUE



                              By:   /s/ Christophe Pettenati-Auziere
                                 ---------------------------------------------
                                    Name:    Christophe Pettenati-Auziere
                                    Title:   Senior Executive Vice President
                                             (Strategy, Planning and Control)

                                                                      SCHEDULE I

     Set forth below is the name, position and present principal occupation or employment of each of the executive officers and directors of Compagnie Generale de Geophysique (the "Reporting Person") as well as, when such present principal occupation or employment is not with the Reporting Person, the name, principal business and address of any corporation or other organization in which such employment is conducted. Except as otherwise indicated, the business address of each of such persons is 1, rue Leon Migaux, 91341 Massy, France, and each of such persons is a citizen of the Republic of France. Except as otherwise indicated, no such person owns beneficially any ordinary share, nominal value NOK5 (a "Share") and/or American depositary share (an "ADS") of Petroleum Geo-Services ASA (the "Company").

            Executive Officers and Directors of the Reporting Person
            --------------------------------------------------------

--------------------------------------------------------------------------------
              NAME              PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                TO POSITION WITH THE REPORTING PERSON
----------------------------- --------------------------------------------------
----------------------------- --------------------------------------------------
Robert Brunck                 Chairman and Chief Executive Officer of the
                              Reporting Person.
----------------------------- --------------------------------------------------
----------------------------- --------------------------------------------------
Gerard Chambovet              Senior Executive Vice President of the Reporting
                              Person (Services).
----------------------------- --------------------------------------------------
----------------------------- --------------------------------------------------
Thierry Le Roux               Senior Executive Vice President of the Reporting
                              Person (Products).
----------------------------- --------------------------------------------------
----------------------------- --------------------------------------------------
Michel Ponthus                Senior Executive Vice President (Finance and Human
                              Resources) and Chief
                              Financial Officer of the Reporting Person.
----------------------------- --------------------------------------------------
----------------------------- --------------------------------------------------
Christophe Pettenati-Auziere  - Senior Executive Vice President of the Reporting
                                Person (Strategy, Planning and Control).
                              - Number of ADSs of the Company beneficially
                                owned:  1,000.
----------------------------- --------------------------------------------------
----------------------------- --------------------------------------------------
Gerard Fries                    - Director of the Reporting Person;
                                - Senior Executive Vice President of Institut
                                  Francais du Petrole 1, avenue du Bois Preau
                                  92500 Rueil Malmaison, France.
----------------------------- --------------------------------------------------
----------------------------- --------------------------------------------------
Robert Castaigne                - Director of the Reporting Person;
                                - Chief Financial Officer and member of the
                                  Executive Committee of TotalFinaElf
                                  2, place de la Coupole
                                  La Defense 6
                                  92078 Paris La Defense Cedex, France.
----------------------------- --------------------------------------------------
----------------------------- --------------------------------------------------
Jean Dunand                     Director of the Reporting Person.
----------------------------- --------------------------------------------------
----------------------------- --------------------------------------------------
Olivier Appert                 - Director of the Reporting Person;
                               - President of the Institut Francais du Petrole
                                 1, avenue du Bois Preau
                                 92500 Rueil Malmaison, France.
----------------------------- --------------------------------------------------
----------------------------- --------------------------------------------------
Yves Lesage                      Director and Honorary Chairman of the Reporting
                                 Person.
----------------------------- --------------------------------------------------
----------------------------- --------------------------------------------------
John MacWilliams(1)            - Director of the Reporting Person;
                               - Partner of JP Morgan Partners
                                 1221 Avenue of the Americas
                                 New York, New York  10020, U.S.A.
----------------------------- --------------------------------------------------
----------------------------- --------------------------------------------------
Christian Marbach              Director of the Reporting Person.
----------------------------- --------------------------------------------------
----------------------------- --------------------------------------------------
Daniel Valot                   - Director of the Reporting Person;
                               - Chairman of the Management Board of
                                 Technip-Coflexip
                                 170, place Henri Regnault
                                 92973 Paris La Defense Cedex, France.
----------------------------- --------------------------------------------------
----------------------------- --------------------------------------------------
Robert Semmens(1)              - Director of the Reporting Person;
                               - Independent consultant.
----------------------------- --------------------------------------------------
-----------------
(1) U.S. citizen.